UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No.3 )*

                        Batteries, Batteries, Inc.
                        (Name of Issuer)

                 Common Stock ($ .001 Par Value)

                 (Title of Class of Securities)

                           071326102
                         (CUSIP Number)

David R. Payne,  Esquire Stevens & Lee, One Glenhardie Corporate,
  Center, 1275 Drummers Lane, Wayne, Pennsylvania  19603
                         (610-293-4976)

(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           April 16, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO.

1.    Stephen Rade

          SSN:

2.   Check the appropriate box is a member of a group* (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds*
          PF

     Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

5.   Citizenship or place of organization
          USA


Number of Shares Beneficially Owned by Each Reporting Person With

     6.   Sole Voting Power
               735,000 shares

     7.   Shared Voting Power
               0

     8.   Sole Dispositive Power
               735,000 shares

     9.   Shared Dispositive Power
               0

10.  Aggregate amount beneficially owned by each reporting person
               735,000 shares

11.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

12.  Percent of class represented by amount in row (11)
               14.54%

13.  Type of reporting person*
               IN

                          SCHEDULE 13D

ITEM 1.   Security and Issuer.
  <PAGE 1>
          This Schedule 13D relates to shares of common stock, par value $.010 per share, of Batteries, Batteries, Inc. ("Batteries"), a business corporation incorporated under the laws of the State of Delaware. The principal executive offices of Batteries are located at 1840 County Line Rd, Huntington Valley, Pennsylvania 19006.

ITEM 2.   Identify and Background.

          (a), (b) and (c);  This Schedule 13D is filed by
Stephen Rade, an individual, with a business address at 1840
County Line Rd, Huntington Valley, Pennsylvania 19006. Mr. Rade is the President and a Director of Batteries.

          (d) and (e); During the past five years, Mr. Rade has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

          (f) Mr. Rade is a citizen of the United States of America.

Item 3.   Source and Amount of Fund or Other Consideration.

          The source of funds to be used by Mr. Rade in making a purchase of shares of common stock of Batteries, to which this
Schedule 13D relates, is from personal funds.

Item 4.   Purpose of Transaction.

          The purpose of the transactions described in Item 5 hereof is for personal investment purposes only.

Item 5.   Interest in Securities of the Issuer.

          (a) Based on 5,241,800 shares of Batteries common stock outstanding on March 31, 1999: Mr. Rade may be deemed the beneficial owner, in the aggregate, of 735,000 shares of Batteries common stock. These 735,000 shares would represent approximately 14.54% of Batteries shares of common stock outstanding upon issuance, assuming that no other shares are issued by Batteries, including shares issuable upon exercise of any options outstanding for Batteries common stock.

          (b) Mr. Rade will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Batteries common stock which they have acquired.
  <PAGE 2>
          (c) The following table sets forth transactions by Mr. Rade in Batteries common stock over the prior sixty days.

                   Number                                  Total
                     of                                    Price
                   Shares              Price                Per
 Date             Acquired           Per Share           Purchase
4/6/99             36,500               1.25              $45,625
4/14/99             6,300               1.25              $ 7,875
4/16/99             7,200               1.25              $ 9,000

There were no other transactions in the common stock of Batteries by Mr. Rade during the sixty days preceding the date of this
Schedule 13D.

          (d) No person other than Mr. Rade has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Batteries common stock that may be deemed beneficially owned by Mr. Rade.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Mr. Rade, as an officer of Batteries, is eligible to recevie options on the common stock of Batteries pursuant to the Batteries Stock Option Plan (the "Plan"). As of the filing date, Mr Rade has been granted 25,000 options with an exercise price of $1.375 per share. The options expire on August 1, 2003.

Item 7.   Material to be Filed as Exhibits.

          (i)  Batteries, Batteries, Inc. Stock Option Plan
  <PAGE 3>
                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 1999

                              By /s/Stephen Rade
                                 Stephen Rade

  <PAGE 4>